File No. 812-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION

PURSUANT TO SECTIONS 6(b) AND 6(e)

of

THE INVESTMENT COMPANY ACT OF 1940

FOR AN ORDER OF EXEMPTION

FROM CERTAIN PROVISIONS OF SAID ACT

of

TCW OWNERS LLC

(exact name of applicant)

c/o The TCW Group, Inc.

865 South Figueroa Street

Los Angeles, California 90017

(address of principal executive offices)

December 13, 2017

Please send copies of all communications and orders to:

Meredith Jackson, Esq. Kevin Finch, Esq. TCW Owners LLC c/o The TCW Group, Inc. 865 South Figueroa Street Los Angeles, California 90017	Mark J. Menting, Esq. Frederick Wertheim, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004

This Application (including Exhibits) consists of 21 pages.

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF TCW OWNERS LLC c/o The TCW Group, Inc. 865 South Figueroa Street Los Angeles, California 90017 (File No. 812- )

Application for an Order under Sections 6(b) and 6(e) of the Investment Company Act of 1940 exempting TCW Owners LLC from all provisions of said Act, other than Sections 9 and 36 through 53 thereof, and the applicable rules and regulations thereunder.

I.	Introduction

TCW Owners LLC, a Delaware limited liability company (“Owners LLC” or the “Applicant”), hereby applies pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended (the “Act”), for an order of the Securities and Exchange Commission (the “Commission”) exempting Owners LLC from each and every provision of the Act, other than Sections 9 and 36 through 53 thereof, and the applicable rules and regulations thereunder.

Owners LLC is a non-operating limited liability company and, as of the date of this Application and after giving effect to the merger described below, will be wholly owned by current and former employees of The TCW Group Inc., a Nevada corporation (“TCW”), and its subsidiaries. TCW is a leading global asset management firm headquartered in the U.S. with over four decades of investment experience and a broad range of products across fixed income, equities, emerging markets and alternative investments.

Promptly after the filing of this Application, pursuant to the merger described below, Owners LLC will issue limited liability company interests to certain current and former employees of TCW and its subsidiaries and will acquire indirect interests in TCW. This Application assumes that such transactions have been completed.

Owners LLC’s only non-cash assets other than, from time to time, U.S. Government securities, are or will be limited partnership interests in Clipper Holding, L.P. (the “Partnership”), a non-operating Delaware limited partnership, and a nominal limited liability company interest in Clipper GP, L.L.C., a Delaware limited partnership and the general partner of the Partnership (“GP LLC”). The Partnership’s only non-cash assets are 100% of the issued and outstanding shares of capital stock of Clipper Intermediate Corp., which in turn owns 100% of the issued and outstanding shares of capital stock of Clipper Acquisitions Corp., which in turn owns 100% of the issued and outstanding shares of capital stock of TCW. Accordingly, Owners LLC will hold an indirect minority interest in TCW.

In light of Owners LLC’s ownership of interests in the Partnership and GP LLC and the number and nature of its beneficial owners, Owners LLC appears to be an investment company within the meaning of the Act and therefore is applying for relief as an “employees’ securities company.” The Applicant believes such relief is appropriate on the grounds that such exemption is consistent with the protection of investors.

No form having been prescribed for this Application by the regulations of the Commission, the Applicant proceeds pursuant to Rule 0-2 under the Act. The Applicant intends to rely upon Rule 6b-1 under the Act.

II.	Background

The success of TCW’s business is dependent on its executive officers, investment professionals, senior relationship personnel and other employees. To attract and retain key personnel, TCW utilizes equity or equity-based compensation incentives. As a result of awards under TCW’s equity incentive program and, from time to time, cash investments, approximately 125 current and former employees (the “Employee Owners”) of TCW and its subsidiaries (the “TCW Employers”) own indirect interests in TCW.

As of the date of this Application, after giving effect to the merger described below, the Employee Owners own interests in TCW through Owners LLC, which, in turn, owns interests in TCW through the Partnership. Owners LLC and the Partnership were established in connection with an internal restructuring of a predecessor partnership also known as Clipper Holding, L.P., a Delaware limited partnership (the “Predecessor Partnership”).

Predecessor Partnership.    Prior to the restructuring, the Predecessor Partnership was the non-operating holding entity through which its limited partners indirectly owned interests in TCW. The Predecessor Partnership’s limited partners included both the Employee Owners and six investment funds (the “Carlyle Partners”) affiliated with Carlyle Group Management LLC. The Employee Owners collectively owned approximately 43% of the limited partnership interests (in the form of Class A-2 Units, Class B Units and Class C Units) and the Carlyle Partners collectively owned approximately 57% of the limited partnership interests (in the form of Class A-1 Units) in the Predecessor Partnership. The sole general partner of the Predecessor Partnership was GP LLC, an indirect wholly owned subsidiary of Carlyle Group Management LLC.

The Restructuring.    On the date of this Application, the Predecessor Partnership effected an internal restructuring to consolidate the Employee Owners’ indirect ownership of TCW into a single vehicle, Owners LLC. Pursuant to an Agreement and Plan of Merger, dated as of December 1, 2017, by and among the Partnership (formerly known as TCW Administrative, L.P.), Owners LLC, and the Predecessor Partnership, effective today:

(i)	the Predecessor Partnership merged with and into the Partnership (the “Merger”), with the Partnership surviving the Merger and assuming the name “Clipper Holding, L.P.”;

(ii)	each outstanding Class A-1 Unit and Class C Unit of the Predecessor Partnership was converted into one Class A-1 Unit or Class C Unit, respectively, of the Partnership;

(iii)	each outstanding Class A-2 Unit and Class B Unit of the Predecessor Partnership was converted into a number of Class M Units, Class L Units and Class U Units of Owners LLC (collectively, “Owners LLC Units”);

(iv)	the Partnership issued to Owners LLC, for each Class A-2 Unit and Class B Unit of the Predecessor Partnership converted into Owners LLC Units, a Class A-2 Unit or Class B Unit of the Partnership, respectively; and

(v)	Owners LLC assumed and restated the Partnership 2013 Equity Unit Incentive Plan, as amended (the “Incentive Plan”), and assumed and amended the award agreements under the Incentive Plan.

Following the restructuring, the Employee Owners and the Carlyle Partners’ relative ownership of the Partnership is approximately the same as their relative ownership of the Predecessor Partnership prior to the restructuring, except that the Employee Owners’ collective stake has been consolidated into a single vehicle, Owners LLC.

TCW.    TCW is a leading global asset management firm headquartered in the U.S. with more than four decades of investment experience and a broad range of products across fixed income, equities, emerging markets and alternative investments. TCW and its subsidiaries are subject to extensive regulation, including by the Commission. For example, one TCW subsidiary is registered with the Commission as a broker-dealer under the Securities Exchange Act of 1934, as amended, and others are registered with the Commission as investment advisers under the Investment Advisers Act of 1940, as amended. Each of TCW’s publicly offered open-end funds is registered with the Commission under the Act and TCW also has closed-end funds that are registered under the Act or have elected to be regulated as a “business development company” under the Act.

Partnership.    As a result of the restructuring, the Partnership succeeded the Predecessor Partnership as the non-operating holding entity through which the Carlyle Partners and the Employee Owners (through Owners LLC) indirectly own interests in TCW. The Partnership will not engage in any activities other than those incident to its indirect ownership of 100% of the issued and outstanding shares of capital stock TCW.

Responsibility for the overall management of the Partnership is vested in its sole general partner, GP LLC, which itself is managed by a board of managers (the “GP Board”) consisting of up to seven managers, three of whom will at all times be members of TCW management (the “Management Directors”) and up to four of whom are selected by the Carlyle Partners. Actions taken and decisions made by GP LLC with respect to the Partnership will be made at the direction of the GP Board. The day-to-day administration of the Partnership is carried out by TCW and its management.

Holders of interests in the Partnership (“Partnership Units”) have no voting rights with respect to the management of the Partnership. Holders of Partnership Units have no other voting rights except that any amendment to the amended and restated limited partnership agreement of the Partnership (as amended from time to time, the “Partnership Agreement”) that adversely affects the rights or obligations of a class of partners or that affects any limited partner individually on a discriminatory basis will require the consent of a majority in interest of the class or of the affected limited partner, as applicable.

Under governance arrangements entered into by the Partnership, Owners LLC, the Carlyle Partners and key executive officers of TCW, protections have been afforded TCW and the Employee Owners through the requirement that various significant actions of the Partnership or TCW be approved by at least two Management Directors.

Owners LLC.    At the effective time of the Merger, Owners LLC became wholly owned by the Employee Owners. It functions as the non-operating holding entity through which Employee Owners indirectly own interests in TCW. Pursuant to the amended and restated limited liability company agreement of Owners LLC (the “Owners LLC Agreement”), responsibility for the overall management of Owners LLC is vested in a board of managers (the “Owners LLC Board”). The Owners LLC Board will initially consist of two Management Directors (including the TCW CEO) and an Employee Owner who is also a member of TCW management. Beginning around year-end 2018, all members of the Owners LLC Board other than the TCW CEO, who is required under the Owners LLC Agreement to be a member of the Owners LLC Board, will be elected biennially by Employee Owners holding a majority of the Class U Units of Owners LLC.

Except for the right of holders of Class U Units to elect members of the Owners LLC Board, holders of Owners LLC Units have no voting rights with respect to the management of Owners LLC. Holders of Owners LLC Units have no other voting rights except that any amendment to the Owners LLC Agreement that adversely affects the rights or obligations of a class of members or that affects any member individually on a discriminatory basis will require the consent of a majority in interest of the class or of the affected member, as applicable.

The capital structure of Owners LLC consists of three classes of Owners LLC Units: Class M Units, Class L Units and Class U Units. Each class of Owners LLC Units has different financial entitlements that collectively correspond to the financial entitlements of the old Class A-2 and Class B Units of the Predecessor Partnership, which were converted into Owners LLC Units in the Merger. Any distributions by Owners LLC will be made first only to holders of Class M Units (until they have received cumulative distributions up to a specified benchmark), then only to holders of Class L Units (until they have received cumulative distributions up to a specified benchmark) and thereafter only to holders of Class U Units. The Class M Units and Class L Units of Owners LLC are senior securities within the meaning of Section 18(g) of the Act.

The Owners LLC Units have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. Under the Owners LLC Agreement, without the consent of the Owners LLC Board a holder of Owners LLC Units may transfer them only to immediate family members, estate planning vehicles, heirs and Owners LLC.

In addition to the Class M Units, Class L Units and Class U Units, Owners LLC may issue debt securities. Under the Owners LLC Agreement, Owners LLC has a right to repurchase Owners LLC Units held by an Employee Owner (or the permitted transferees of an Employee Owner) whose employment by a TCW Employer has terminated. This right permits Owners LLC to pay for repurchased Owners LLC Units with a note, which is a senior security within the meaning of Section 18(g) of the Act, having a term of up to seven years. The price paid will be the fair market value, as determined in good faith by the Owners LLC Board using a reasonable valuation method consistently applied to Employee Owners. In the case of termination for cause, breach of a restrictive covenant or detrimental conduct, however, the price paid for repurchased Owners LLC Units will be the lower of (i) the fair market value of such units on the date of repurchase and (ii) the aggregate purchase price paid or deemed paid for such units by the Employee Owner, net of any distributions made thereon.

Owners LLC may from time to time reissue Owners LLC Units that it repurchases from Employee Owners, issue additional Class U Units or create and issue new classes of Owners LLC Units.

Additional Transactions involving the Partnership and Owners LLC.    Shortly following the restructuring, in the fourth quarter of 2017, the Partnership and its limited partners, including Owners LLC, expect to consummate a series of additional transactions.

Pursuant to a Master Transaction Agreement, dated as of December 1, 2017 (the “Transaction Agreement”), by and among GP LLC, the Predecessor Partnership, Owners LLC, the Carlyle Partners, Nippon Life Insurance Company, NLI US Investments, Inc. (“Nippon”) and two different funds affiliated with Carlyle Group Management LLC (the “New Carlyle Partners”), the parties thereto agreed to cause the Partnership to:

(i)	recapitalize the current Partnership Units held by Owners LLC and the Carlyle Partners;

(ii)	issue to Owners LLC 200,000 additional Class V Units of the Partnership;

(iii)	issue a number of new Partnership Units to each of Nippon and the New Carlyle Partners in consideration for the contribution of an aggregate amount of cash as set forth in the Transaction Agreement; and

(iv)	redeem all of the new Partnership Units held by the Carlyle Partners for cash on the terms set forth in the Transaction Agreement.

As a result of these transactions, the Carlyle Partners would cease to own any interest in the Partnership, Nippon and the New Carlyle Partners would acquire a 24.75% and 31.18% interest in the Partnership, respectively, and Owners LLC would own a 44.07% interest in the Partnership.

III.	Legal Analysis

A.	Status of Owners LLC as an Investment Company

Owners LLC’s only non-cash assets other than, from time to time, U.S. Government securities, are or will be Partnership Units and a nominal limited liability company interest in GP LLC. Because the Partnership is not a majority-owned subsidiary of Owners LLC, the Partnership Units held by Owners LLC are “investment securities” within the meaning of Section 3(a)(2) of the Act. As a result, Owners LLC could be deemed to be an “investment company” within the meaning of Section 3(a)(l)(C) of the Act, which defines an investment company, in relevant part, as “any issuer … in the business of … holding … securities, and [that] owns … investment securities having a value exceeding 40 percentum of such issuer’s total assets (exclusive of Government securities and cash items)”.

Section 7 of the Act provides, in relevant part, that an investment company may not offer, sell or redeem its securities unless it is registered under Section 8 of the Act. In the absence of an exception from the definition of “investment company” or from the registration requirements of the Act, Owners LLC would be required to register under the Act. For the reasons discussed below, the Applicant believes that it should not be required to register under the Act and that such registration would not further the policies and purposes of the Act.

B.	Unavailability of Exceptions in Section 3 of the Act

The number of beneficial owners of Owners LLC (i.e., the Employee Owners) exceeds 100; thus, Owners LLC will not be excepted from the definition of “investment company” by Section 3(c)(1) of the Act, which requires that an issuer have no more than 100 beneficial owners of its securities. Moreover, not all of the Employee Owners are “qualified purchasers” within the meaning of Section 2(a)(51) of the Act; thus, Owners LLC will not be excepted from the definition of “investment company” by Section 3(c)(7) of the Act, which requires that all of an issuer’s securityholders be qualified purchasers at the time of acquisition.

Pursuant to the Transaction Agreement, the Partnership Units held by Owners LLC will be recapitalized into Class N Units and Class V Units of the Partnership and an amount of cash. Owners LLC may use a portion that cash to repurchase Owners LLC Units, which may result in Owners LLC having no more than 100 beneficial owners, in which case the Applicant may withdraw this Application and be excepted from the definition of “investment company” by Section 3(c)(1) of the Act.

C.	Analysis of Owners LLC as an Employees’ Securities Company

Section 6(b) of the Act provides that the Commission shall, upon application by an “employees’ securities company,” exempt such company from the Act and the rules and regulations thereunder if and to the extent that such exemption is consistent with the protection of investors. Section 2(a)(13) of the Act defines the term “employees’ securities company” to mean any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned by (i) current or former employees, or persons on retainer, of an employer or a group of employers each of which is an affiliated company of the others, (ii) members of the immediate family of such persons, and/or (iii) the employer or employers (collectively, “Eligible Investors”). Securities of an employees’ security company may be beneficially owned by Eligible Investors through a trust or other personal investment vehicle. See, e.g., Investment Company Act Release No. 32739 (granting an exemption under Section 6(b) of the Act to an entity whose securities could be held by, among other persons, a trust, of which the trustee, grantor or beneficiary is an Eligible Investor or a partnership, corporation or other entity controlled by an Eligible Investor).

The Applicant believes that it falls within the definition of an employees’ securities company. All the outstanding securities of Owners LLC are and will be owned by current or former employees of the TCW Employers, which are affiliated companies of each other within the meaning of Section 2(a)(2) of the Act. For estate planning, tax or other reasons, some Employee Owners hold their Owners LLC Units through a trust or other intermediate vehicle formed for that purpose. Accordingly, the Applicant is filing this application for relief under Section 6(b) of the Act.

Section 6(b) sets forth factors to be considered by the Commission in determining the provisions of the Act to which an exemption under such section will apply, including the applicant’s form of organization and capital structure, the ownership and control of its securities, the prices of the securities and any sales loads, the investments to be made by the applicant and the relationship between the applicant and the issuer of any securities in which it invests. This Application sets forth the information that the Applicant believes is necessary for the Commission to make such determinations.

D.	Absence of Need for Regulation as an Investment Company

Exemption of Owners LLC from the specified provisions of the Act is appropriate pursuant to Section 6(b) of the Act. The relief requested is consistent with the protection of investors as required by Section 6(b) because:

(i)	there is a commonality of interest between TCW, the Employee Owners and all other indirect investors in TCW by virtue of the employment relationship between the Employee Owners and the TCW Employers and the fact that the value of an indirect investment in TCW is enhanced by the efforts of the Employee Owners on behalf of the TCW Employers;

(ii)	there is a continuing commonality of interest after the Merger and the other transactions described in Part II because the value of Owners LLC’s assets (Partnership Units) and the Employee Owners’ investment in Owners LLC (directly correlated to Partnership Units) will continue to be enhanced by the efforts of the Employee Owners on behalf of TCW Employers;

(iii)	no sales load or similar charge is assessed upon the issuance of any securities of Owners LLC and Owners LLC will neither have an investment adviser nor pay compensation of any sort to any person for providing investment advisory or related services to Owners LLC;

(iv)	each Employee Owner represented and warranted and acknowledged, at the time he or she acquired the Class A-2 or Class B Units of the Predecessor Partnership that were converted into Owners LLC Units in the Merger, and as a condition of receiving any additional Class U Units will be required to represent, warrant and acknowledge:

(a)	that such Employee Owner had or will have such knowledge and experience in financial and business matters that such Employee Owner is capable of evaluating the merits and risks of an indirect investment in TCW, is able to incur a complete loss of such investment and is able to bear the economic risk of such investment for an indefinite period of time; and

(b)	that such Employee Owner was or will be an “accredited investor” as that term is defined in Regulation D under the Securities Act;

(v)	each Employee Owner has been advised that the Owners LLC Units are subject to significant transfer restrictions under the Owners LLC Agreement, including a prohibition of any direct or indirect sale, transfer, assignment, conveyance, pledge or other encumbrance or disposition of Owners LLC Units that would subject Owners LLC to regulation under the Act; and

(vi)	because of the commonality of interest, the absence of a sales load and payments of any compensation or fees for investment advisory services and the “accredited investor” status of the Employee Owners, concerns of overreaching and abuse are not present.

Certain provisions of the Act are specifically designed to prevent particular abuses of an investment company by its “affiliated persons” (as defined in Section 2(a)(3) of the Act) and by other persons who stand in specific relationships to it. The Applicant submits that its structure does not give rise to any opportunities for such abuses by members of the Owners LLC Board, Employee Owners with a 5% or greater interest in Owners LLC, the Partnership or any other affiliated persons of Owners LLC, and that the purposes of these provisions of the Act would therefore not be served by regulation of Owners LLC as an investment company.

Owners LLC does not engage in any activities other than those incident to its indirect ownership of TCW, including holding Partnership Units; acting as a member of GP LLC and exercising its rights with respect to the GP Board; receiving cash distributions from the Partnership in respect of such Partnership Units; paying cash or issuing purchase notes to repurchase Owners LLC Units from Employee Owners’ whose employment by a TCW Employer is terminated; and administrative and compliance matters relating to such activities. Owners LLC also administers the equity incentive program of TCW under the Incentive Plan, pursuant to which the Owners LLC Board may award Owners LLC Units to employees of the TCW Employers. The Incentive Plan is intended to:

(i)	promote the long-term financial interests and growth of the Partnership and TCW, by attracting and retaining management and other personnel with the training, experience and ability to enable them to make a substantial contribution to the success of the Partnership and TCW, and therefore Owners LLC and the Employee Owners;

(ii)	motivate TCW management personnel by means of growth-related incentives to achieve long-range goals; and

(iii)	further the alignment of interests of the Employee Owners with those of the Partnership and Owners LLC through opportunities for increased equity, or equity-based ownership, in Owners LLC.

Owners LLC will not invest in, trade in or hold any securities other than Partnership Units, the nominal limited liability company interest in GP LLC and possibly, from time to time, U.S. Government securities. Owners LLC’s Partnership Units have not been registered under the Securities Act or any state securities laws and are subject to significant transfer restrictions under the Partnership Agreement; thus, except in connection with the transactions contemplated by the Transaction Agreement, Owners LLC expects to hold its Partnership Units for an indefinite period of time.

The Applicant requests exemption from all provisions of the Act, other than Sections 9 and 36 through 53 thereof. For illustrative purposes, certain provisions of Sections 16, 17, 18, 30 and 36 of the Act are addressed below in light of the proposed structure and operations of Owners LLC.

Section 16(a) of the Act provides, among other things, that no person shall serve as a director of an investment company unless elected to that office by the holders of the outstanding voting securities of such company. To maintain the commonality of interest, the Applicant believes that senior members of TCW management are best suited to serve on the Owners LLC Board. The Applicant requests an exemption from Section 16 of the Act to permit the Owners LLC Board to initially consist of non-elected managers, all of whom are Employee Owners and members of TCW management, without the approval of the Employee Owners. Beginning around year-end 2018, all members of the Owners LLC Board other than the CEO of TCW, who is required under the Owners LLC Agreement to be a member of the Owners LLC Board, will be elected biennially by Employee Owners holding a majority of the Class U Units of Owners LLC.

Section 17 of the Act prohibits certain transactions between an investment company and its affiliated persons. Section 17(a) generally prohibits an affiliated person (and any affiliated persons of such affiliated person), acting as principal, from selling property to, or purchasing property from, an investment company, or from borrowing money from an investment company. Because the members of the Owners LLC Board comprise more than 25% of the members of the GP Board, which controls the Partnership, the Partnership is an affiliated person of Owners LLC.

Owners LLC expects not to engage in transactions with the Partnership except in connection with the recapitalization of Partnership Units held by Owners LLC as described in Part II of this Application and issuances or repurchases of Partnership Units contemplated by the Partnership Agreement. In particular, if following the termination of employment of any Employee Owner, Owners LLC notifies the Partnership that it does not intend to exercise its right to repurchase the former employee’s Owners LLC Units, the Partnership and/or other limited partners of the Partnership may require it to exercise that right, in which case they will be required to repurchase Partnership Units from

Owners LLC having a value equivalent to the repurchasable Owners LLC Units and Owners LLC will be required to use the proceeds to pay the purchase price of such repurchasable Owners LLC Units. The Applicant believes that the protections of Section 17(a) of the Act are not required for these transactions because the commonality of interest will serve to reduce the risk of overreach in such transactions.

Pursuant to the Transaction Agreement, the Partnership Units held by Owners LLC will be recapitalized into Class N Units and Class V Units of the Partnership and an amount of cash. In addition, the Partnership will issue to Owners LLC 200,000 additional Class V Units. The Applicant submits that the protections of Section 17(a) of the Act are not required for these transactions because the terms of the proposed transactions are reasonable and fair to Owners LLC and the Employee Owners and do not involve overreaching on the part of any person concerned. The Applicant asserts that the commonality of interest among TCW, Owners LLC, the Owners LLC Board, the Employee Owners and all other indirect investors in TCW will serve to reduce the risk of overreach in such transactions.

The Applicant notes that the Partnership is a portfolio affiliate of the Applicant within the meaning of Rule 17a-6, but it believes there is uncertainty as to whether the recapitalization, the Applicant’s receipt of additional Class V Units pursuant to the Transaction Agreement and any future purchases of Partnership Units held by Owners LLC by the Partnership pursuant to the exercise of back-to-back repurchase rights may be consummated in reliance on that Rule.

Section 17(a) also prohibits principal transactions between an investment company, on the one hand, and its promoters or principal underwriter or their respective affiliated persons, on the other hand. However, Owners LLC will not have a promoter or a principal underwriter. Therefore, these protections of Section 17(a) are unnecessary.

Section 17(d) of the Act prohibits any transactions in which an investment company and an affiliated person (or any affiliated persons of such affiliated person) are joint or joint and several participants. The stated purpose of Section 17(d) is to prevent an investment company from participating in such joint transactions on a basis different from or less advantageous than that of the other participants. However, the only transactions that are anticipated between Owners LLC and its affiliated persons are those described in the discussion of Section 17(a) above. The Applicant submits that the basis of Owners LLC’s participation in such transactions, even if it is considered to be joint (which the Applicant does not concede), is no different from or less advantageous than that of the other participants.

Section 17(j) of the Act and Rule 17j-l thereunder require that every registered investment company adopt a written code of ethics requiring that every access person of the investment company report to the investment company with respect to transactions in any security in which the access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership. The Applicant requests an exemption from

Section 17(j) and Rule 17j-l because the requirements contained therein are burdensome and unnecessary. Requiring Owners LLC to adopt a written code of ethics and requiring access persons to report each of their securities transactions would be time consuming and expensive, and would serve little purpose in light of, among other things, the fact that Owners LLC will only own securities of the Partnership and a nominal limited liability company interest in GP LLC and the commonality of interest among the Employee Owners, Owners LLC and the Partnership (all of whom benefit from the success of the TCW Employers). Accordingly, exemption from Section 17(j) and Rule 17j-1 is consistent with the purposes of the Act because the dangers against which Section 17(j) and Rule 17j-l are intended to guard are not present.

Section 18 of the Act regulates the capital structure of an investment company and, in particular, restricts the issuance of “senior securities” and prohibits the issuance of more than one class of senior security. The Class M Units and Class L Units of Owners LLC are senior securities within the meaning of Section 18(g) of the Act because each such class has priority over Class U Units as to distributions made by Owners LLC. Because the financial entitlements of the Class M Units and Class L Units of Owners LLC correspond collectively to the current valuation of the Partnership, the Applicant will be unable to satisfy the asset coverage requirement of Section 18 unless Owners LLC’s assets (Partnership Units) appreciate in value or Owners LLC makes distributions to eliminate the financial entitlements of the Class M Units and Class L Units. In addition, notes that Owners LLC may issue to repurchase Owners LLC Units held by terminated Employee Owners would be senior securities. The Applicant submits that its capital structure does not warrant the protections of Section 18 of the Act because it will never issue senior securities to unaffiliated third parties. Moreover, beginning in 2018 a majority of the members of the Owners LLC Board will be elected biennially by holders of Owners LLC’s most junior class of securities, the Class U Units. Accordingly, exemption from Section 18 of the Act is consistent with the purposes of the Act because the dangers against which Section 18 is intended to guard are not present.

Owners LLC also requests an exemption from Sections 30(a) and (b) of the Act, which require the filing of periodic reports with the Commission. The forms prescribed for these filings have little relevance in light of the structure of Owners LLC. Owners LLC will send the pertinent information regarding Owners LLC to holders of Owners LLC Units (although no holder shall have access to or the right to make copies of any books, records, accounts or other information that Owners LLC in its capacity as a limited partner of the Partnership receives or is entitled to receive from the Partnership or its subsidiaries). Since Owners LLC may not issue its units other than to employees of the TCW Employers and their estate planning vehicles, and holders of Owners LLC Units may only transfer them back to Owners LLC, their estate planning vehicles and immediate family members, no other class of people has a valid interest in such material. In view of the commonality of interests among all parties concerned with Owners LLC and the fact that Owners LLC Units are not available to the public, but rather to a specific group of individuals, Employee Owners, it would seem that the protection afforded by Sections 30(a) and (b), i.e., public dissemination of information to ensure orderly markets and equality of information among the public, is not relevant to Owners LLC or its operations.

Section 36(b) of the Act provides that an investment adviser shall have a fiduciary duty to an investment company with respect to receipt of compensation for services or other payments of a material nature. However, the assets of Owners LLC will be unmanaged and Owners LLC will neither have an investment adviser nor will pay compensation of any sort to any person for providing investment advisory or related services to Owners LLC. Therefore the concerns addressed by Section 36(b) are not implicated. The Applicant agrees, nonetheless, to be subject to the other provisions of Section 36 relating to fiduciary duties.

IV.	Request for Order

On the basis of the foregoing statement of facts, the Applicant submits that an order from the Commission exempting Owners LLC from all provisions of the Act, other than Sections 9 and 36 through 53 thereof, is consistent with the protection of investors for the following reasons:

(1)        Owners LLC is an “employees’ securities company” as such term is defined in Section 2(a)(13) of the Act;

(2)        no sales load or similar charge is assessed upon the issuance of any securities of Owners LLC and Owners LLC will neither have an investment adviser nor will pay compensation of any sort to any person for providing investment advisory or related services to Owners LLC;

(3)        the structure and operation of Owners LLC does not give rise to opportunities for the kinds of abuses that the Act seeks to prevent in connection with transactions between an investment company and its affiliated persons;

(4)        the unique identity of economic and other interests among TCW, the Employee Owners and all other indirect investors in TCW is enhanced by the concerns of such TCW investors with the morale and continuing diligence of TCW employees, especially in the increasingly competitive marketplace for highly talented professionals such as the Employee Owners;

(5)        it was TCW and the GP Board, including the Management Directors, that conceived and organized the establishment of Owners LLC, not promoters seeking to profit from fees for investment advice or from the distribution of securities;

(6)        if the Predecessor Partnership had not been restructured and Owners LLC had not been established, the Employee Owners would have a substantially similar investment in TCW through the Predecessor Partnership instead of Owners LLC but the provisions of the Act would not be applicable because the Predecessor Partnership was not an investment company;

(7)        compliance with the Act is potentially burdensome due to the imposition of a burden of unnecessary expenditures both of money and time on the part of Owners LLC, as well as to some extent on the part of the staff of the Commission, in light of the foregoing;

(8)        all Employee Owners are or were professionals in the asset management and securities businesses, or professionals or senior personnel in administrative, financial, accounting, legal or operational activities related thereto, and do not, in any sense, represent a broad group of public investors; and

(9)        Owners LLC is manifestly comprehended within the definition of “employees’ securities company” and the Commission has previously granted an exemption for an employees’ securities company that invested exclusively in securities of the employer. See In the Matter of HBNS Corp., Release No. IC-1368 (Nov. 17, 1949).

WHEREFORE, the Applicant respectfully requests that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the Act exempting Owners LLC from each and every provision of the Act, other than Sections 9 and 36 through 53 thereof, and the applicable rules and regulations thereunder. The Applicant requests that the Commission issue the requested order without a hearing being held pursuant to Rule 0-5 under the Act.

V.	Conditions

The Applicant agrees that any order granting the requested relief will be subject to the following conditions:

(1)        Owners LLC shall supply each person who held Owners LLC Units at any time during a year with such Owners LLC information necessary to enable each such person to prepare his, her or its own federal income tax return.

(2)        Owners LLC: (i) shall keep appropriate books of account in accordance with generally accepted accounting principles at the principal place of business of Owners LLC and each person who holds Owners LLC Units shall have access to all books, records and accounts of Owners LLC and the right to make copies thereof for any purpose reasonably related to such person’s interest in Owners LLC, in each case, under such conditions and restrictions as the Owners LLC Board may reasonably prescribe (although no holder shall have access to or the right to make copies of any books, records, accounts or other information that Owners LLC in its capacity as a limited partner of the Partnership receives or is entitled to receive from the Partnership or its subsidiaries); and (ii) agrees that all such records will be subject to examination by the Commission and its staff and that all required records will be maintained in an easily accessible place for at least the first two years.

(3)        Each proposed transaction involving Owners LLC otherwise prohibited by Section 17(a) or Section 17d(d) of the Act and Rule 17d-1 thereunder will be effected only if the Owners LLC Board determines that the terms of the transaction, including the consideration to be paid or received, are fair and reasonable to the Employee Owners and do not involve overreaching of Owners LLC or its affiliated persons on the part of any person concerned and the transaction is consistent with the interests of the Employee Owners and the organizational documents of Owners LLC, including the Owners LLC Agreement.

(4)        No sales by Owners LLC of Partnership Units will be made by an affiliated broker.

*            *             *

On the basis of the foregoing, the Applicant submits that all the requirements contained in Rule 0-2 under the Act relating to the signing and filing of this Application have been complied with and that the attorney-in-fact who has signed and filed this Application in the name and on behalf of the Applicant is fully authorized to do so.

The authorization required by Rule 0-2(c)(1) and the verification required by Rule 0-2(d) under the Act are attached hereto as Exhibit A and Exhibit B, respectively. For the foregoing reasons, the Applicant requests that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the Act granting the relief sought by this Application.

TCW OWNERS LLC

By:	TCW ADMINISTRATIVE, L.P.,
its sole member

By:	CLIPPER GP, L.L.C.,
its general partner

By:	/s/ Meredith Jackson
	Name:	Meredith Jackson
	Title:	Authorized Signatory

Dated: December 13, 2017

Exhibit A

Authorization

The following resolutions of the Board of Managers (the “Board”) of Clipper GP, L.L.C. (the “Company”), duly adopted by unanimous written consent as of November 30, 2017, authorized the execution and filing of this Application:

“FURTHER RESOLVED, that the Board, in the name and on behalf of the Company, as the sole general partner of the sole member of Owners LLC, authorizes and approves in all respects the filing with the Securities and Exchange Commission (the “Commission”) of an application of Owners LLC, and any amendments thereto (the “Application”), for an order of the Commission, pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, exempting Owners LLC from the provisions of such Act and the rules and regulations thereunder as set forth in such Application; and

FURTHER RESOLVED, that the Authorized Officers be, and hereby are, authorized and directed, in the name and on behalf of the Company, as the sole general partner of the sole member of Owners LLC, to execute and deliver the Application, with such changes thereto as they in their sole discretion deem necessary or appropriate in furtherance of these resolutions;”

Exhibit B

Verification

The undersigned states that she has duly executed the attached application, dated December 13, 2017, for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, for and on behalf of TCW Owners LLC; that she is an authorized signatory for the general partner of the sole member of TCW Owners LLC; and that all action by the general partner of the sole member of TCW Owners LLC necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Meredith Jackson
Name:	Meredith Jackson
Title:	Authorized Signatory